

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2015

Via E-mail
Mr. Kory Glen
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

> **Re:** **Essex Rental Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2015**
> **Response dated May 7, 2015**
> **File No. 001-34601**

Dear Mr. Glen:

We have reviewed your response and have the following comment.

1. Disclosure in Exhibit A to the response dated May 7, 2015 indicates that "only votes on the company's white proxy card will be counted at the meeting" and "[a] vote on the Keddie/Casey parties' proxy card will not be counted at the meeting." Please advise us of the basis for not counting votes on the Keddie/Casey proxy card pertaining to the non-binding advisory vote to approve executive compensation.

Please contact me at (202) 551-3589 or Perry Hindin, Special Counsel, at (202) 551-3444 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Todd J. Emmerman, Esq.
Brown Rudnick LLP